Exhibit 3.3

CERTIFICATE OF FORMATION

OF

MALIBU BOATS HOLDINGS, LLC

1.	The name of the limited liability company is Malibu Boats Holdings, LLC.

2.	The name and address of its registered agent is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Malibu Boats Holdings, LLC this 6th day of July, 2006.

/s/ Paras Mehta
Paras Mehta
Authorized Person